Organigram Announces Results of 2018 Annual & Special Meeting

MONCTON, NB, Dec. 19 2018 /CNW/ – Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of cannabis based in Moncton, New Brunswick, announces the results of its 2018 Annual and Special Meeting of Shareholders (the “Meeting”) adjourned from Friday December 7, 2018 and reconvened on Monday, December 17, 2018 in Toronto.

Shareholders voted to elect all seven of management’s nominees to the Board of Directors of the Company, being returning directors Peter Amirault, Derrick West, Michel Bourque, Dr. Kenneth Mitton and Greg Engel, as well as new management nominees Dexter John and Sherry Porter. All directors are “independent” as defined under securities laws, excepting Greg Engel who is also the Chief Executive Officer of the Company.

“We are delighted to welcome Sherry and Dexter to our team, each of whom has extensive corporate governance and board experience”, said Greg Engel, Organigram’s Chief Executive Officer. “The addition of these directors complements our Board’s skills and experiences, and we are confident they will provide valuable perspectives as we continue to grow in a dynamic industry.”

Shareholders also approved the following matters:

  Re-appointment of Deloitte LLP as the auditors for the Company for the ensuing year;

  The continuation of the Company’s 10% “rolling” share option plan; and

  The continuation of the Company’s equity incentive plan.

All matters passed with an approval rate in excess of 90% of shares voted. The Company’s equity incentive plan was approved by ordinary resolution of disinterested shareholders.

Subsequent to the Meeting, the newly-elected board of directors of Organigram (the “Board”) reappointed Peter Amirault as Chairman of the Board.

The Board also re-appointed Derrick West as the Chair of the Audit Committee for the ensuing year.

Additionally, the Board established a new Investment Committee and set the composition of all of the committees of the Board. All committee members are independent directors. The composition of the committees are as follows:

Audit Committee: Derrick West (Chair), Sherry Porter and Michel Bourque;

Governance, Nominating and Compensation Committee: Michel Bourque (Chair), Dexter John and Sherry Porter; and

Investment Committee: Dexter John (Chair), Derrick West and Dr. Kenneth Mitton.

The Company announces that it has granted an aggregate of 847,500 options to purchase common shares of the Company exercisable at a price of $4.75 per share for a period of up to 10 years, to the newly appointed directors of the board and certain directors, officers and employees of the Company.

Additionally, the Company has granted an aggregate of 799,779 restricted share units ("RSUs") to an officers, directors and management of the Company under the terms of the Equity Incentive Plan.

All incentive equity grants follow TSXV guidelines and the terms and conditions of the applicable plan and are subject to approval by the TSX Venture Exchange.

The Company also announced that Dylan Rogers’ has resigned from the position of Investor Relations Analyst at Organigram effective Friday December 21, 2018. Organigram wishes Dylan all the best in his future endeavours. Investor relations queries can continue to be sent by e-mail to investorrelations@organigram.ca and by phone to 1-844-644-4726 x274.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada. Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”)."

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations inquires, please contact:
Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121

For Media inquires, please contact:
Ray Gracewood
Chief Commercial Office
rgracewood@organigram.ca
(506) 645-1653